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                             October 13, 2022

       Virgilio Gibbon
       Chief Executive Officer
       Afya Limited
       Alameda Oscar Niemeyer , No. 119
       Room 504
       Vila da Serra
       Nova Lima Minas Gerais     MG, Brazil

                                                        Re: Afya Limited
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Filed April 29,
2022
                                                            File No. 001-38992

       Dear Virgilio Gibbon:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2021

       Item 3. Key Information
       A. Selected Financial Data
       Operating Data, page 11

   1. In the "Key Revenue Drivers" and "Key Operational Drivers" sections of your August 22,
                                                        2022 earnings release
you provide more extensive operating data than disclosed in the
                                                        "Operating Data" table
in your annual report. To the extent this additional operating data is material to
investors' understanding of your business, please consider revising to include the additional
data.
       Item 5. Operating and Financial Review and Prospects
       A. Operating Results
 Virgilio Gibbon
Afya Limited
October 13, 2022
Page 2
Historical Consolidated Results of Operations, page 109

2. Please revise to quantify factors to which changes are attributed. For example, you disclose the increase in revenue was primarily driven by: (i) organic revenue growth, mainly due to the maturation of medical school seats; (ii) consolidation of the results of operations of acquired companies in 2021 including two Mais Medicos campuses opened at the end of 2020, (iii) increase in the average ticket of Medical programs and, (iv) the fact that PEBMED has 12 months of net revenue in 2021, against approximately five months in 2020. Please also revise to discuss and analyze results of operations for each of your reportable segments.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameVirgilio Gibbon                             Sincerely,
Comapany NameAfya Limited
                                                              Division of
Corporation Finance
October 13, 2022 Page 2                                       Office of Trade &
Services
FirstName LastName